October 9, 2024

Gus Garcia
Co-Chief Executive Officer
GSR III Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

       Re: GSR III Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 10, 2024
           File No. 333-280842
Dear Gus Garcia:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your revised disclosure in response to prior comment 3. Please also disclose that the additional issuance of securities that may occur as a result of the conversion of sponsor loans into units may result in a material dilution of purchasers' equity interests. See Item 1602(a)(3).
2. We note your response to prior comment 5 that "no anti-dilution adjustments of the founder shares in connection with our initial business combination are contemplated at this time." However, as there is a mechanism allowing for anti-dilution adjustment to occur in connection with an initial business combination, please revise your disclosure to address the potential material dilutive effect any use of this mechanism may have on purchasers in this offering. See Item 1602(a)(3) of Regulation S-K.
 October 9, 2024
Page 2

3. We note your response to comment 7. Please tell us if the investors in the company's sponsor are contractually required to contribute at least $5,000,001, which will satisfy the net tangible asset requirement.
Summary
Our Sponsor, page 5

4.     We note your response to prior comment 9. Please revise the table on page 5
       to provide the disclosures required by Item 1602(b)(6) of Regulation S-K with respect to the anti-dilution adjustment of the founder shares. In this regard, we note your disclosure on page 71 about the possible "issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the founder shares" in connection with the anti-dilution provisions of the founder shares.
5.     We note your response to prior comment 10. Following the table on page
5,
       please revise to disclose the extent to which the securities issuance of shares may
       result in a material dilution of the purchasers    equity interests,
including the potential
       dilution due to the anti-dilution provisions of the founder shares. In this regard, we note your disclosure on pages 62-63 that the "dilution would increase to the extent that the anti-dilution provisions of the founder shares result in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the founder shares at the time of our initial business combination" and that "because of the anti-
       dilution protection in the founder shares, any equity or equity-linked securities issued in connection with our initial business combination would be disproportionately dilutive to our Class A ordinary shares."
Redemption of public shares and distribution..., page 29

6. We note your response to prior comment 15. Please revise to disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Furthermore, disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K. Risk Factors
We may not be able to complete an initial business combination since such initial business combination may be subject..., page 43

7. We note your response to prior comment 17 addresses the SPAC rather than your sponsor, GSR III Sponsor LLC. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Conflicts of Interest, page 118

8. We note your response to prior comment 23. Please revise to state the basis for your disclosure on pages 10, 98 and elsewhere that the fiduciary duties or contractual obligations of your officers or directors will not materially affect your ability to complete your initial business combination.
 October 9, 2024
Page 3
Officer and Director Compensation, page 125

9. We note your response to prior comment 24. To the extent you do not plan to determine the amount of membership interests in the sponsor that you will issue to independent directors for services as a director prior to this offering, please revise this section to so state. Please also expand your disclosure regarding conflicts of interest, such as in the section beginning on page 128, to discuss conflicts of interest arising from the manner in which your independent directors will be compensated. Principal Shareholders, page 132

10. We note your response to prior comment 25. We further note that Gus Garcia, Lewis
       Silberman and Anantha Ramamurti are identified in note 2 to the table as the managers of GSR Sponsor. Please revise the disclosure in the footnote, if true, to clarify that they share voting and investment control over the shares held by GSR
       Sponsor. If so, please revise the amount and percentage of shares beneficially owned by each of the managers of your sponsor to reflect the shares held by the sponsor. See
       Exchange Act Rule 13d-3 and Item 403(a) of Regulation S-K.

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Mary Beth Breslin at 202-551-3625
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Steven B. Stokdyk, Esq.